                      SUPPLEMENT DATED JANUARY 15, 1997 TO
                        PROSPECTUS DATED MAY 1, 1996 FOR

          FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                                   ISSUED BY

                       NATIONWIDE LIFE INSURANCE COMPANY

                 THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-2

This Supplement updates certain information contained in your Prospectus. Please read it and keep it with your Prospectus for future reference.

1. Effective December 1, 1996, the Company hereby voluntarily waives until further notice a portion of the monthly administrative expense charge of $25 per month in the first year described in "Deductions and Charges" at pages 7 and 8 and "Policy Charges" at pages 19 through 21 of the Prospectus so that such charge is reduced to $12.50 per month.

2. The Policy is available for purchase by individuals, corporations and other groups. Effective March 1, 1997, for group or sponsored arrangements, (which can include employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company may waive all or any portion of the sales load, the Surrender Charge, the monthly administrative expense charge, the monthly cost of insurance charge or other charges normally assessed on certain multiple life cases as described in "Deduction and Charges" at pages 7 and 8 and "Policy Charges" at pages 19 through 21 of the Prospectus if the size, nature and economies of such multiple life cases will result in savings of sales, underwriting or other costs.

         Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be covered, the total premiums expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the Policies, and any other circumstances which in the opinion of the Company are rationally related to the expected reduction of expenses. The extent and nature of reductions may change from time to time. Any variations in charge structure will be administered in a uniform manner and will reflect differences in costs or services and will not be unfairly discriminatory to Policy Owners.